NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces strategic review of Agrium Advanced Technologies

January 8, 2014

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) announced today that it recently completed a strategic review of its Agrium Advanced Technologies (“AAT”) business unit as part of our on-going focus on optimizing our business. As a result of the review process, Agrium has decided to transition to two Strategic Business units, Wholesale and Retail in the first quarter of 2014. AAT’s agriculture business, which is comprised of Environmentally Smart Nitrogen (“ESN”) and micronutrients, will become part of Agrium’s Wholesale business unit to more effectively leverage Wholesale’s strengths in manufacturing and distribution. Both micro-nutrients and ESN were part of Agrium Wholesale prior to the creation of AAT. ESN in particular will remain a key premium product offered by Agrium, given the strong growth in demand for this industry leading and environmentally-friendly product.

The Turf and Ornamental and Direct Solutions businesses are under further strategic review with all options, including divesture, being considered. The review is expected to be completed in the first half of 2014.

Agrium will provide further communication and clarity on this matter, including the impact of any reorganization cost, as we work through the transition in the next few months. A key component of our transition plan will be to execute the changes seamlessly and minimize business disruption for customers, suppliers, and employees. This reorganization is expected to have a positive net benefit to Agrium’s on-going earnings profile.

About Agrium

Agrium Inc. is a major global crop input Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, the potential divestiture of the Turf and Ornamental and Direct Solutions businesses and any potential financial gains or losses resulting from the completion of the strategic review process, and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com